Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2018 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2018 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 13 June 2019, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) of any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors (the “Directors” or each a “Director”) of the Company (the “Board”) for 2018 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2018 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2018 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2018 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2019 be and is hereby reviewed and approved;

6.

THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors to the Company for 2019 and authorization of the Board and the audit committee to determine their remunerations be and is hereby reviewed and approved;

7.	THAT the proposed amendments to the Rules for the Implementation of Cumulative Voting of the Company be and is hereby reviewed and approved;

8.	THAT the appointment of Mr. Xiang Lihua as a shareholder representative supervisor of the Company be and is hereby reviewed and approved; and

SPECIAL RESOLUTION

9.	THAT the proposed amendments to the Articles of Association of Guangshen Railway Company Limited be and are hereby reviewed and approved.

Notes:

(1)

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 14 May 2019 to Thursday, 13 June 2019 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 13 May 2019. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. Monday, 13 May 2019, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.

(2)

The Board has proposed the payment of a final dividend for the year ended 31 December 2018 of RMB0.06 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, shareholders whose names appear on the registers of members of the Company on Wednesday, 26 June 2019 will be entitled to receive it.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises（《關於中國居民企業向境外H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》） (Guo Shui Han [2008] No.897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2018 payable to the non-resident enterprise shareholders whose names appear on the registers of members of the Company’s H shares on Wednesday, 26 June 2019 is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No.045（《關於國稅發【1993】 045 號文件廢止後有關個人所得稅徵管問題的通知》）(Guo Shui Han [2011] No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the non-resident individuals in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2018 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on Wednesday, 26 June 2019, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the relevant supporting information shall be submitted to the Company within 5 day from Wednesday, 26 June 2019, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai- Hong Kong Stock Connect (Finance Tax [2014] No. 81) （《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知（財稅【 2014】81 號）》） jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

Pursuant to the Circular on Tax Policies Concerning the Pilot Programme of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No.  127)（《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅【 2016】127 號） jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investor from investing in the Company’s H shares listed on the Hong Kong Stock Exchange through Shenzhen-Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investor at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited (“CSDCC”) for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The registers of members of the Company will be closed from Friday, 21 June 2019 to Wednesday, 26 June 2019 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the 2018 final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 20 June 2019.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a Director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)

Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 24 May 2019.

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

(8)

As at the date hereof, the Board comprises three executive Directors, namely Wu Yong, Hu Lingling and Luo Qing; three non-executive Directors, namely Guo Ji’an, Yu Zhiming and Chen Xiaomei; and three independent non-executive Directors, namely Chen Song, Jia Jianmin and Wang Yunting.

By Order of the Board
Guangshen Railway Company Limited Guo Xiangdong
Company Secretary

Shenzhen, the PRC

26 April 2019